Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $1,480,000 Fixed and Floating Rate Notes due 2020

We will pay a fixed rate of interest at a rate of 2.00% per annum quarterly on March 4, June 4, September 4 and December 4 of each year, commencing on March 4, 2014 to, and including, December 4, 2015. After December 4, 2015, interest will be payable quarterly on March 4, June 4, September 4 and December 4 of each year, commencing on March 4, 2016 to, and including, the stated maturity date (December 4, 2020) at a floating rate equal to the then-applicable 3-month USD LIBOR rate plus the spread of 1.00% per annum, subject to the minimum interest rate of 2.00% per annum and the maximum interest rate of 5.50% per annum. The notes will mature on the stated maturity date. On the stated maturity date, you will receive $1,000, plus any accrued and unpaid interest, for each $1,000 of the face amount of your notes.

The interest on your notes for each quarterly interest period commencing on or after December 4, 2015 to, but excluding, the stated maturity date, each of which we refer to as a “floating rate interest period”, will be a rate equal to:

•	If the 3-month USD LIBOR rate on the interest determination date for a floating rate interest period plus the spread is less than the maximum interest rate, the 3-month USD LIBOR rate on such interest determination date plus the spread, subject to the minimum interest rate; or

•	If the 3-month USD LIBOR rate on the interest determination date for a floating rate interest period plus the spread is equal to or greater than the maximum interest rate, the maximum interest rate.

For the floating rate interest periods commencing on or after December 4, 2015 to, but excluding, the stated maturity date, even if the 3-month USD LIBOR rate on an interest determination date plus the spread is greater than the maximum interest rate of 5.50% per annum, the notes will accrue only 5.50% per annum in the applicable interest period.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page S-6.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

Original issue date:	December 4, 2013	Original issue price:	100.00% of the face amount
Underwriting discount:	0.50% of the face amount	Net proceeds to the issuer:	99.50% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 2534 dated November 26, 2013.

The issue price, underwriting discount and net proceeds listed on the cover page hereof relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•      Prospectus supplement dated September 19, 2011

•      Prospectus dated September 19, 2011

The information in this prospectus supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount equal to $1,000, or integral multiples of $1,000 in excess thereof; $1,480,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Stated maturity date: December 4, 2020

Trade date: November 26, 2013

Original issue date (settlement date): December 4, 2013

Form of Notes: global form only

Supplemental discussion of U.S. federal income tax consequences: We intend to treat your notes as variable rate debt instruments for U.S. federal income tax purposes. Under this characterization, it is the opinion of Sidley Austin LLP that you should include the amounts treated as qualified stated interest in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes. In addition, you should be required to include any original issue discount in ordinary income as such original issue discount accrues, regardless of your method of accounting for tax purposes. Any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion.

Fixed interest rate: for the fixed rate interest periods, interest on the notes will be 2.00% per annum

Fixed rate interest payment dates: quarterly; on each March 4, June 4, September 4 and December 4, commencing on March 4, 2014 to, and including, December 4, 2015

Fixed rate interest periods: quarterly; the periods from and including a fixed rate interest payment date (or the original issue date, in the case of the first fixed rate interest period) to but excluding the following fixed rate interest payment date

Floating interest rate: for the floating rate interest periods commencing on or after December 4, 2015 to, but excluding, the stated maturity date, interest on the notes will be:

•	if the 3-month USD LIBOR rate on an interest determination date plus the spread is less than the maximum interest rate, the 3-month USD LIBOR rate on such interest determination date plus the spread, subject to the minimum interest rate; or

•	if the 3-month USD LIBOR rate on an interest determination date plus the spread is equal to or greater than the maximum interest rate, the maximum interest rate

Maximum interest rate: 5.50% per annum

Minimum interest rate: 2.00% per annum

Base rate for the floating rate interest periods: 3-month USD LIBOR (as described in the accompanying prospectus supplement under “Description of the Notes We May Offer — Interest Rates — LIBOR Notes”)

Reuters screen LIBOR page: LIBOR01

Index maturity: 3 months

Index currency: U.S. dollar

Spread: 1.00% per annum

Floating rate interest payment dates: quarterly; on each March 4, June 4, September 4 and December 4, commencing on March 4, 2016 to and ending on the stated maturity date

Floating rate interest periods: quarterly; the periods from and including a floating rate interest payment date (or the final fixed rate interest payment date, in the case of the first floating rate interest period) to but excluding the next succeeding floating rate interest payment date (or the stated maturity date, in the case of the final floating rate interest period) are each a floating rate interest period

Business day convention: modified following unadjusted; applicable to interest payment dates and floating rate interest reset dates

Interest determination dates: for each floating rate interest period, the second London business day preceding the floating rate interest reset date

Floating rate interest reset dates: every March 4, June 4, September 4 and December 4, commencing on December 4, 2015

Day count fraction: 30/360 (ISDA)

Regular record dates: the scheduled business day immediately preceding each interest payment date

No listing: the notes will not be listed or displayed on any securities exchange or interdealer market quotation system

No redemption: the notes will not be subject to redemption right or price dependent redemption right

London business day: any day on which commercial banks are open for general business (including dealings in U.S. dollars) in London

Business Day: New York business day.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.: 38147QU61

ISIN no.: US38147QU611

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency; nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the method we will use to calculate the amount of interest accrued during each interest period following the fourth interest period.

The table below is based on 3-month USD LIBOR rates that are entirely hypothetical; no one can predict what the 3-month USD LIBOR rate will be on any day during the floating rate interest periods, and no one can predict the interest that will accrue on your notes in any interest period during the floating rate interest periods.

For these reasons, the actual 3-month USD LIBOR rates during the floating rate interest periods, as well as the interest payable on each floating rate interest payment date, may bear little relation to the hypothetical table shown below or to the historical 3-month USD LIBOR rates shown elsewhere in this prospectus supplement. For information about the 3-month USD LIBOR rates during recent periods, see “Historical 3-Month USD LIBOR Rates” on page S-10. Before investing in the offered notes, you should consult publicly available information to determine the 3-month USD LIBOR rates between the date of this prospectus supplement and the date of your purchase of the offered notes.

The following table illustrates the method we will use to calculate the interest rate at which interest will accrue on each day included in each floating rate interest period, subject to the key terms and assumptions below.

The percentage amounts in the left column of the table below represent hypothetical final 3-month USD LIBOR rates on a given interest determination date. The right column of the table below represents the hypothetical interest, as a percentage of the face amount of each note, that would be payable on a given floating rate interest payment date, based on the corresponding hypothetical 3-month USD LIBOR rate. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumption
Face amount	$1,000
Maximum interest rate	5.50% per annum
Minimum interest rate	2.00% per annum
Spread	1.00% per annum

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

Hypothetical 3-month USD LIBOR Rate	Hypothetical interest amount payable on a floating rate interest payment date (including the spread).
On or after March 4, 2016 to and including the stated maturity date (per annum)
-3.00%	2.00%*
-2.00%	2.00%*
-1.00%	2.00%*
0.00%	2.00%*
0.50%	2.00%*
1.00%	2.00%
2.00%	3.00%
3.00%	4.00%
4.00%	5.00%
4.50%	5.50%
5.00%	5.50%**
6.00%	5.50%**
7.00%	5.50%**

* Interest is floored at the minimum interest rate of 2.00% per annum for the interest payment dates on or after March 4, 2016.

** Interest is capped at the maximum interest rate of 5.50% per annum for the interest payment dates on or after March 4, 2016.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option bought, by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual 3-month USD LIBOR rate on any day or the market value of your notes, nor can we predict the relationship between the 3-month USD LIBOR rate and the market value of your notes at any time prior to the stated maturity date. The actual interest payment that a holder of the offered notes will receive on each floating rate interest payment date and the rate of return on the offered notes will depend on the actual 3-month USD LIBOR rates determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical table is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each floating rate interest payment date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below as well as the risks described under “Considerations Relating to Floating Rate Debt Securities” in the accompanying prospectus dated September 19, 2011. Your notes are a riskier investment than ordinary debt securities. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based in part on the performance of the 3 month-USD LIBOR, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount of Interest Payable On The Notes Is Capped

For each floating rate interest period commencing on or after December 4, 2015, on the applicable interest determination date, the 3-month USD LIBOR rate plus the spread will be subject to the maximum interest rate of 5.50% per annum, which will limit the amount of interest you may receive on each floating rate interest payment date. Thus, you will not benefit from any increases in the 3-month USD LIBOR rate plus the spread above the maximum interest rate. Accordingly, the notes may provide more or less interest income than an investment in a similar instrument.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month USD LIBOR Rate on Any

Day Other Than an Interest Determination Date

For each interest period after the first eight interest periods, the amount of interest payable on each floating rate interest payment date is calculated based on the 3-month USD LIBOR rate on the applicable interest determination date plus the spread. Although the actual 3-month USD LIBOR rate on a floating rate interest payment date or at other times during a floating rate interest period may be higher than the 3-month USD LIBOR rate on the applicable interest determination date, you will not benefit from the 3-month USD LIBOR rate at any time other than on the interest determination date for such floating rate interest period.

Increased Regulatory Oversight and Changes in the Method Pursuant to Which the LIBOR Rates Are

Determined May Adversely Affect the Value of Your Notes

Beginning in 2008, concerns were raised that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations were instigated by regulators and governmental authorities in various jurisdictions (including in the United States, United Kingdom, European Union, Japan and Canada). If manipulation of LIBOR or another inter-bank lending rate occurred, it may have resulted in that rate being artificially lower (or higher) than it otherwise would have been.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting. Based on the Wheatley Review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, NYSE Euronext Rate Administration Ltd. (the “NYSE Administration”) has been appointed as the independent LIBOR administrator, effective in early 2014.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, the BBA, the NYSE Administration or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur and to the extent that the value of your securities is affected by reported LIBOR rates, the level of interest payments and the value of the securities may be affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations will continue to be adopted and the timing of such changes may adversely affect the current trading market for LIBOR-based securities and the value of your notes.

The Historical Levels of the 3-month USD LIBOR Rate Are Not an Indication of the Future Levels of the

3-month USD LIBOR Rate

In the past, the level of the 3-month USD LIBOR rate has experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the 3-month USD LIBOR rate are not necessarily indicative of future levels. Any historical upward or downward trend in the 3-month USD LIBOR rate is not an indication that the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during a floating rate interest period, and you should not take the historical levels of the 3-month USD LIBOR rate as an indication of its future performance.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell it in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the 3-month USD LIBOR rate;

•	the volatility — i.e., the frequency and magnitude of changes — in the level of the 3-month USD LIBOR rate;

•	economic, financial, regulatory, political, military and other events that affect LIBOR rates generally;

•	other interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the 3-month USD LIBOR rate based on its historical performance. The actual performance of the 3-month USD LIBOR rate during the floating rate interest periods, as well as the interest payable on each floating rate interest payment date may bear little or no relation to the hypothetical levels of the 3-month USD LIBOR rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

If the 3-month USD LIBOR Rate Changes, the Market Value of Your Notes May Not Change in the Same

Manner

The price of your notes may move differently than the 3-month USD LIBOR rate. Changes in the 3-month USD LIBOR rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Amount of Interest Payable on Your Notes Will Not Be Affected by the 3-Month USD LIBOR Rate on Any Day Other Than an Interest Determination Date” and “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Goldman Sachs’ Anticipated Hedging Activities May Negatively Impact Investors in the Notes and Cause our

Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge our obligations under the notes by purchasing futures and/or other instruments linked to 3-month USD LIBOR. We also expect to adjust our hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the 3-month USD LIBOR, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other rate-linked notes whose returns are linked to changes in the level of 3-month USD LIBOR.

Any of these hedging or other activities may adversely affect the levels of the 3-month USD LIBOR and therefore the market value of your notes and the amount we will pay on your notes. In addition, you should expect that these transactions will cause Goldman Sachs or its clients or counterparties to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. Goldman Sachs will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could

Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the 3-month USD LIBOR rate on any interest determination date, which we will use to determine the amount we will pay on any applicable interest payment date during the floating rate interest periods. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

You Will Be Required to Accrue Interest in Excess of Interest Payments Following the Initial Fixed Rate

Interest Periods

As discussed below under “Supplemental Discussion of Federal Income Tax Consequences”, you will be required to accrue an amount of interest in the initial fixed rate interest periods of your note that will generally be less than the stated interest on your note in such periods. Conversely, you will be required to accrue an amount of interest in the floating rate interest periods of your note that will generally exceed the stated interest on your note in such periods.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into or expect to enter into hedging transactions involving purchases of instruments linked to the 3-month USD LIBOR rate. In addition, from time to time, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the 3-month USD LIBOR rate. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the 3-month USD LIBOR rate, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser, and/or

•	may take or dispose of positions in interest rate swaps, options swaps and treasury bonds.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the 3-month USD LIBOR rate. These steps may also involve sales and/or purchases of some or all of the listed or over-the-counter options, futures or other instruments linked to the 3-month USD LIBOR.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes. See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

HISTORICAL 3-MONTH USD LIBOR RATES

The table set forth below illustrates the historical levels of the 3-month USD LIBOR rate since January 1, 2010. The level of the 3-month USD LIBOR rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the 3-month USD LIBOR rate during any period shown below is not an indication that the level of the 3-month USD LIBOR rate is more or less likely to increase or decrease at any time during the floating rate interest periods. See “Additional Risk Factors Specific to Your Notes — Changes in the Method Pursuant to Which the LIBOR Rates Are Determined May Adversely Affect the Value of Your Notes” for more information about the 3-month USD LIBOR.

You should not take the historical level of the 3-month USD LIBOR rate as an indication of future levels of the 3-month USD LIBOR rates. We cannot give you any assurance that the future levels of the 3-month USD LIBOR rate will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate and is not subject to a maximum interest rate.

In light of current market conditions, the trends reflected in the historical levels of the 3-month USD LIBOR rate may be less likely to be indicative of the levels of the 3-month USD LIBOR rate during the floating rate interest periods.

Neither we nor any of our affiliates make any representation to you as to the performance of the 3-month USD LIBOR. The actual levels of the 3-month USD LIBOR rate during the floating rate interest periods may bear little relation to the historical levels of the 3-month USD LIBOR rate shown below.

The table below shows the high, low and last levels of the 3-month USD LIBOR rate for each of the four calendar quarters in 2010, 2011, 2012 and 2013 (through November 26, 2013). We obtained the 3-month USD LIBOR rates listed in the table below from Reuters, without independent verification.

Quarterly High, Low and Last Levels of the 3-Month USD LIBOR Rate

	High	Low	Last
2010

Quarter ended March 31	0.29150	0.24875	0.29150
Quarter ended June 30	0.53925	0.29150	0.53394
Quarter ended September 30	0.53363	0.28938	0.29000
Quarter ended December 31	0.30375	0.28438	0.30281
2011

Quarter ended March 31	0.31400	0.30281	0.30300
Quarter ended June 30	0.30100	0.24500	0.24575
Quarter ended September 30	0.37433	0.24575	0.37433
Quarter ended December 31	0.58100	0.37761	0.58100
2012

Quarter ended March 31	0.58250	0.46815	0.46815
Quarter ended June 30	0.46915	0.46060	0.46060
Quarter ended September 30	0.46060	0.35850	0.35850
Quarter ended December 31	0.35525	0.30600	0.30600
2013

Quarter ended March 31	0.30500	0.27960	0.28260
Quarter ended June 30	0.28210	0.27175	0.27310
Quarter ended September 30	0.27390	0.24760	0.24885
Quarter ending December 31 (through November 26, 2013)	0.24605	0.23585	0.23660

We have included the following graph of the historical behavior of the 3-month USD LIBOR rate for the period from November 26, 2003 to November 26, 2013, for your reference. Past movements of the 3-month USD LIBOR rate are not indicative of future levels or the future behavior of the 3-month USD LIBOR rate.

26Nov2003
26Nov2013
6
5.5
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
USD 3-month LIBOR Rate

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The tax treatment of your notes is uncertain. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments. This in turn depends upon whether it is reasonably expected that either the maximum interest rate or the minimum interest rate will cause the yield on the notes to be significantly less than or greater than the expected yield for the notes determined without such maximum interest rate or minimum interest rate. Based on our numerical analysis, we intend to take the position that the yield of the notes is not reasonably expected to be significantly affected by either the maximum interest rate or the minimum interest rate. We accordingly intend to treat your notes as variable rate debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you and the issuer agree — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize the notes as variable rate debt instruments. Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the notes will be so treated. Under such treatment, you generally will be required to account for interest on the notes in the manner described below. It is expected that the effect of the application of these rules to your notes is that you will be required to accrue an amount of interest in the initial fixed rate interest periods of your note that will generally be less than the stated interest on your note in such periods. Conversely, it is expected that you will be required to accrue an amount of interest in the floating rate interest periods of your note that will generally exceed the stated interest on your note in such periods.

Our determination that the maximum interest rate and the minimum interest rate are not reasonably expected to affect the yield of the notes is made solely for U.S. federal income tax purposes, and it is not a prediction or guarantee as to whether the interest rate on your notes will or will not be capped by the maximum interest rate or floored by the minimum interest rate.

As discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount,” (i) you must include original issue discount, or OID, (if any) in your gross income for U.S. federal income tax purposes as it accrues (regardless of your regular method of accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest (“QSI”) on your notes in order to determine the amount of OID in respect of a note. As discussed in the following paragraph and discussed in further detail in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — United States Holders — Variable Rate Debt Securities,” in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the notes. The amount of OID and QSI on the notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) second, each floating rate (including the floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date). If the amount paid in any quarter is greater than (or less than) the amount assumed to be paid in such quarter, you will be required to increase (or decrease) the amount of QSI you take into income by this difference. In general, your taxable income in each year should include the amount of QSI paid or accrued (subject to the adjustments discussed in this paragraph) and the annual OID accrual with respect to your notes but should not include payments made in respect of your notes that are in excess of QSI (as adjusted). Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for federal income tax purposes as a return of principal. You should determine the OID that is allocable to each period in the manner described under “United States Taxation — Taxation of Debt Securities — United States Holders — Original Issue Discount” in the accompanying prospectus.

You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your notes. See discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” for more information. In addition, capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 20% where the holder has a holding period greater than one year.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

If you purchase the notes at a price lower than the original issue price, you will be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus. Because the notes provide for payments made prior to maturity that are treated as a return of principal, a holder may not be able to use the straight-line method described therein. If you purchase the notes at a price higher than the original issue price, you will be subject to the rules governing premium as described under “United States Taxation —Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus. The original issue price of your notes is equal to the principal amount of the notes.

Alternative Treatments. If it is determined that either the maximum interest rate or the minimum interest rate is reasonably expected cause the yield on the notes to be significantly less than either the expected yield for the notes determined without the such maximum interest rate or minimum interest rate, the notes should be treated as a debt instrument subject to special rules governing contingent payment obligations for U.S. federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the corresponding projected payment under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over the corresponding actual payment under the notes. You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Foreign Account Tax Compliance Act Withholding (FATCA)

Pursuant to final Treasury regulations and an Internal Revenue Service notice released on July 12, 2013, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance” in the accompanying prospectus) will generally not apply to obligations that are issued prior to July 1, 2014; therefore, the notes will not be subject to FATCA withholding.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession not in excess of 0.10% of the face amount. Goldman, Sachs & Co. may pay a fee equal to all or substantially all of the concession to CAIS Capital, LLC in connection with its marketing efforts related to the offered notes.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We will deliver the notes against payment therefor in New York, New York on December 4, 2013, which is the fifth scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong, the “SFO”) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the offered notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) pursuant to Section 276(7) of the SFA.

VALIDITY OF THE NOTES

    In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this prospectus supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS

Prospectus Supplement

Page
Specific Terms of Your Notes	S-2
Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-6
Use of Proceeds	S-9
Hedging	S-9
Historical 3-Month USD LIBOR Rates	S-10
Supplemental Discussion of Federal Income Tax Consequences	S-12
Employee Retirement Income Security Act	S-15
Supplemental Plan of Distribution	S-16
Validity of the Notes	S-18

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140

$1,480,000

The Goldman Sachs Group, Inc.

Fixed and Floating Rate Notes due 2020

Goldman, Sachs & Co.